505 Huntmar Park Drive | Suite 300

Herndon, VA 20170

571-323-3939 | www.BECN.com

May 31, 2019

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing and Construction

100 F St. NW

Washington, DC 20549

Attn: Dale Welcome

Jeanne Baker

Re: BEACON ROOFING SUPPLY INC.

Form 10-K for the fiscal year ended September 30, 2018

Filed November 20, 2018

File No. 000-50924

Dear Mr. Welcome and Ms. Baker:

Beacon Roofing Supply, Inc. (the “Company”) respectfully submits these responses to comments submitted by the staff of the Division of Corporate Finance (the “Staff”) of the U.S. Securities Exchange Commission (“SEC”) in its April 25, 2019 letter regarding the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2018 (the “Form 10-K”). The Staff’s initial numbered comments can be found in bold italicized text below, and are, in each case, followed by the Company’s response.

Form 10-K for the fiscal year ended September 30, 2018

Non-GAAP Financial Measures

Adjusted Net Income (Loss)/Adjusted EPS, page 25

1.

With regard to your reconciliation of Net Income to Adjusted Net Income, please separately present and identify the material components of the acquisition costs you are excluding from your non-GAAP measure. Please also present the tax effect of these adjustments as a separate line item. Refer to Question 102.11 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response: The Company notes that the components of “acquisition costs” and the related tax impacts of the adjustments historically were presented in a footnote to the reconciliation table (see, e.g., footnote #4 in the Form 10-K).  However, in response to the Staff’s comment, the Company will modify the presentation of its reconciliation of Net Income to Adjusted Net Income (Loss) and related disclosures to include the following:

•	A breakout of the material components of acquisition costs that are excluded from net income in the reconciliation table;

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•	A separate line item in the table summarizing the total tax impact of any adjustments;

•	Revised footnotes that provide further clarity on the components of acquisition costs and details regarding the approach utilized to calculate the tax impact of these adjustments.

Please refer to Exhibit A to this letter for a sample of the Company’s revised presentation using amounts from its most recent Form 10-Q for the period ended March 31, 2019, filed with the SEC on May 8, 2019.

2.	Please explain to us why you present Adjusted EPS after assuming full conversion of the participating Preferred Stock and why you believe that information is useful to your investors.

Response: The Company’s approach to calculate and present Adjusted EPS in its SEC filings subsequent to the issuance of its Cumulative Convertible Preferred Stock (the “Preferred Stock”), which is a participating class of security, on January 2, 2018 can be summarized as follows:

•

In the first, third, and fourth quarters of the fiscal year, historically periods in which quarter-to-date and year-to-date Adjusted Net Income (Loss) is positive, the Company assumes full conversion of the Preferred Stock, thereby excluding the impact of the Preferred Stock dividends and utilizing the higher “as converted” share base in the denominator when calculating Adjusted EPS.

•

In the second quarter of the fiscal year, historically a period in which Adjusted Net Income (Loss) is negative, the Company assumes no conversion of the Preferred Stock, thereby including the impact of Preferred Stock dividends and utilizing the lower U.S. generally accepted accounting principle (“GAAP”) diluted share base in the denominator when calculating Adjusted EPS.

The theory behind taking the above approach is rooted in producing a conservative result; specifically, this approach would, in most instances, result in lower Adjusted EPS in periods of Adjusted Net Income and higher Adjusted EPS losses in periods of Adjusted Net Loss.

3.

You state that the weighted-average share count utilized in the 2018 calculation of Adjusted EPS assumes conversion of 7,224,483 weighted-average shares of participating Preferred Stock, which were excluded from the determination of GAAP net income (loss) per share for the period due to their anti-dilutive nature. Therefore, it appears that Adjusted EPS, which includes the effect of anti-dilutive shares, substitutes individually tailored recognition and measurement methods for that of GAAP. See ASC 260-10-45-17. Please also refer to and tell us how you considered Question 100.04 of the Division's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response: As noted above, the Company’s approach to calculating Adjusted EPS was based on historical financial results and intended to accomplish two goals: 1) produce a lower, more dilutive result and 2) make the calculation of Adjusted EPS easy for investors to understand and model. Although the example of revenue acceleration given in Question 100.04 is likely to result in an optimistic picture of an issuer’s results in many circumstances, the opposite is true with regards to how the Company presented its Adjusted EPS.  The inclusion of shares that are anti-dilutive from a GAAP perspective in the Company’s Adjusted EPS calculations actually reduces the Company’s financial results in most periods. As a result, we do not believe that it is an individually tailored recognition and measurement method that is misleading under Rule 100(b) of Regulation G.

Notwithstanding the Company’s belief that the method it utilizes to calculate Adjusted EPS is most consistent with how investors view and model this non-GAAP measurement, in light of the Staff’s comment that the share count used in the denominator for EPS calculations must be consistent across GAAP and non-

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GAAP presentations, in all future filings the Company will apply the same share counts utilized in its calculations of GAAP diluted EPS to its respective Adjusted EPS calculations.  Additionally, to ensure ease of comparability across all periods, the Company plans on disclosing recalculated Adjusted EPS amounts to investors for any prior periods that did not follow the newly adopted approach.

Should the Staff have any questions in advance to providing further written correspondence to address the Company’s responses, please contact us at 571-306-7520. We appreciate the opportunity to work with the Staff to continue to enhance our financial disclosures.

Sincerely,
/s/ JOSEPH M. NOWICKI
Joseph M. Nowicki
Executive Vice President & Chief Financial Officer

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EXHIBIT A

Sample Revised Adjusted Net Income (Loss)/Adjusted EPS Disclosure:

Adjusted Net Income (Loss)/Adjusted EPS

The following table presents a reconciliation of net income, the most directly comparable financial measure as measured in accordance with GAAP, to Adjusted Net Income (Loss)/Adjusted EPS for each of the periods indicated (in thousands, except per share amounts):

___________________________________________________

[1]

The weighted-average share count utilized in the calculation of Adjusted EPS for the three months ended March 31, 2019 is 68,451,920. The weighted-average share count utilized in the calculation of Adjusted EPS for the three months ended March 31, 2018 is 68,019,300.

[2]

The weighted-average share count utilized in the calculation of Adjusted EPS for the six months ended March 31, 2019 is 68,348,850. The weighted-average share count utilized in the calculation of Adjusted EPS for the six months ended March 31, 2018 is 67,922,276.

[3]

Non-recurring selling, general, and administrative costs related to acquisitions include items such as professional fees, branch rationalization/integration expenses, travel expenses, employee severance and retention costs, and other personnel expenses.

[4]	Impact of Tax Cuts and Jobs Act of 2017.

[5]

The effective tax rate applied to these adjustments is calculated by using forecasted adjusted pre-tax income while factoring in estimated discrete tax adjustments for the fiscal year. The tax impact of adjustments for the three months ended March 31, 2019 and 2018 were calculated using an effective tax rate of 29.0% and 29.4%, respectively. The tax impact of adjustments for the six months ended March 31, 2019 and 2018 were calculated using an effective tax rate of 27.4% and 29.2%, respectively.

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